Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 21, 2003

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP
Dated: February 21, 2003

	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control

PRESS RELEASE

Paris-La Défense, February 21, 2003

FULL YEAR 2002 RESULTS IN LINE WITH EXPECTATIONS
Strong Progress in Backlog — Improved Financial Structure
Dividend Unchanged

■	Year End Backlog:	€ 5,776 Million
■	Revenue:	€ 4,452 Million
■	EBITDA:	€ 348 Million
■	Net Income	€ (29) Million
■	Adjusted Net Income*:	€ 111 Million
■	Cash Flow from Operations:	€ 433 Million
■	Fully Diluted Adjusted EPS:	€ 3.91

     Technip-Coflexip (NYSE: TKP and Euronext: 13170) today announced that the Management Board has approved the consolidated accounts for the fourth quarter and full year 2002 (audited), which have been reviewed by the Supervisory Board.

     On full year revenues of EUR 4,452 million, Group adjusted net income* came to EUR 110.9 million. Backlog increased during the year from EUR 4.9 billion to EUR 5.8 billion (equivalent to 15.7 months of revenues). A strong increase in free cash flow allowed for the reduction of the gearing ratio from about 40% at the beginning of 2002 to 25% at year-end.

     Daniel Valot, Chairman of the Management Board, commented:

     “During a year which was extremely challenging for our industry, Technip-Coflexip displayed a good level of resilience, with EBITDA margin ratios standing, on a comparable basis, at 8% versus 9.1% in 2001.

     “Our teams are now fully integrated. We generated enough cash flow in 2002 to cover our capital expenditures, reduce our net debt to an easily manageable level and pursue a buy-back program involving both shares and convertible bonds.

     “In spite of difficult market conditions, the Group managed to increase significantly its order intake without compromising risk and profitability criteria. The year-end backlog stands at a high level, both in terms of volume and quality. As a result, Technip-Coflexip is anticipating a new period of profitable growth in the next few years.

     “On this basis, the Management Board has decided to submit for shareholder approval that the dividend be maintained at last year’s level of EUR 3.30 per share (before tax credit).”

*	Net income excluding goodwill amortization, exceptional items and after-tax convertible bond financial costs.

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OPERATIONAL HIGHLIGHTS

Order intake during the fourth quarter of 2002 came to EUR 1,115 million compared with EUR 1,526 million for the third quarter 2002 and EUR 1,093 million for the fourth quarter of 2001.

Order intake for full year 2002 was up 9.2% at EUR 5,553 million.

Order Intake Business Segment
(Euro in millions)	Fourth Quarter			Full Year

	2002	2001	Change	2002	2001*	Change

					(pro-forma)
Offshore	358	648	-44.8%	1,706	2,644	-35.5%
Onshore/Downstream	547	370	47.8%	3,317	2,088	+58.9%
Industries	210	75	n.m.	530	354	+49.7%

Total	1,115	1,093	+2.0%	5,553	5,086	+9.2%

*	Unaudited 2001 pro-forma results are provided for comparison purposes only and reflect the Group’s scope of consolidation as of the fourth quarter of 2001 resulting from the merger of Technip and Isis and this merged entity’s majority stake holding (98.23%) in Coflexip.

     As of December 31, 2002, the backlog was EUR 5,776 million, which is equivalent to 15.7 months of 2002 revenues. At the end of 2001, consolidated backlog was equivalent to 11.9 months of 2001 revenues. Within the Offshore Branch, the SURF backlog was up by 5%. The floater and topside facility backlog was down 44% due to severe competitive pressures. It should also be noted that the execution of Spar orders booked in 2001 was delayed into 2002, thus inflating the actual value of the 2001 backlog.

     Revenues of EUR 1,145 million for the fourth quarter of 2002 remained essentially unchanged sequentially and decreased year-on-year by 15.3%.

     Full year revenues totaled EUR 4,452 million in 2002, down 10.1% compared to pro-forma EUR 4,950 million for the same period one year ago.

Revenues by Business Segment
(Euro in millions)	Fourth Quarter			Full Year

	2002	2001	Change	2002	2001*	Change

					(pro-forma)
Offshore	533.4	554.0	-3.7%	2,125.0	2,125.8	0.0%
Onshore/Downstream	523.1	690.0	-24.2%	1,938.6	2,352.0	-17.6%
Industries	88.4	108.0	-18.2%	388.7	472.0	-17.7%

Total	1,144.9	1,352.0	-15.3%	4,452.3	4,949.8	-10.1%

*	Unaudited 2001 pro-forma results are provided for comparison purposes only and reflect the Group’s scope of consolidation as of the fourth quarter of 2001 resulting from the merger of Technip and Isis and this merged entity’s majority stake holding (98.23%) in Coflexip.

     The year-on-year decline in quarterly and full year total revenues was due to the impact of low order intake during 2000 and 2001 for the Onshore/Downstream branch and was exacerbated by implementation delays which affected several new contracts. The Offshore Branch full year 2002 revenues were unchanged despite the negative impact of vessel downtime during the first and fourth quarters of the year.

     Approximately one-third of the year-on-year revenue decline was due to the impact of the weakening of the U.S. dollar and other currencies against the euro (estimated to be EUR 130 million) and to foregone revenue (EUR 34 million) resulting from the disposal of non-strategic assets. On a like-for-like basis, the year-on-year revenue decline would have been 6.7%.

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     EBITDA for the fourth quarter of 2002 amounted to EUR 92.3 million, up 1.4% compared to EUR 91 million for the third quarter of 2002.

     EBITDA for the full year 2002 totaled EUR 347.6 million compared to pro-forma EUR 449.6 million during 2001.

EBITDA by Business Segment
(Euro in millions)	Fourth Quarter			Full Year

	2002	2001	Change	2002	2001*	Change

					(pro-forma)
Offshore	69.7	69.9	-0.3%	250.1	251.4	-0.5%
Onshore/Downstream	20.5	53.1	-61.4%	85.3	189.3	-54.9%
Industries	2.1	1.5	40.0%	12.2	9.1	34.1%

Total	92.3	124.5	-25.7%	347.6	449.8	-22.7%

*	Unaudited 2001 pro-forma results are provided for comparison purposes only and reflect the Group’s scope of consolidation as of the fourth quarter of 2001 resulting from the merger of Technip and Isis and this merged entity’s majority stake holding (98.23%) in Coflexip.

     The EBITDA margin in the Offshore Branch was 13% in the fourth quarter and averaged 11.8% for the full year, unchanged from the average margin in 2001. On a comparable basis (with the same scope of consolidation and same currency exchange rates as in 2001), the full year 2002 EBITDA margin would have been 12.1%.

     In the Onshore/Downstream Branch, the EBITDA margin was 3.9% in the fourth quarter and 4.4% for the full year (compared to 8% for 2001). This evolution reflects the fact that a number of large contracts are in their initial stages when little margin is recognized from an accounting standpoint.

     The Industries Branch EBITDA margin was down sequentially in the fourth quarter of 2002 due to provisions taken in relation to a few difficult contracts. For the full year 2002, the average EBITDA margin for this business segment reached 3.1% versus 1.9% for 2001.

     For all onshore activities (Onshore/Downstream and Industries), the average EBITDA margin in 2002 was 4.2%, in line with expectations.

     On a comparable basis (with the same scope of consolidation and same currency exchange rates as in 2001), the Group EBITDA margin in 2002 would have been 8%, compared to 9.1% in 2001.

     Depreciation was EUR (34.4) million for the fourth quarter and EUR (143.0) million for the full year. A majority of the Group’s depreciation expense, EUR (123.2) million, is concentrated in the Offshore branch which has the largest concentration of fixed assets, mainly vessels. The remaining amounts of EUR (16.4) million and EUR (3.4) million are split between the Onshore/Downstream and Industries branches, respectively.

3/14

     The Group’s EBITA margin for the full year was 4.6%.

EBITA by Business Segment
(Euro in millions)	Fourth Quarter			Full Year

	2002	2001	Change	2002	2001*	Change

					(pro-forma)
Offshore	39.5	39.5	0.0%	126.9	135.2	-6.1%
Onshore/Downstream	17.3	49.8	-65.3%	68.9	174.2	-60.4%
Industries	1.1	1.1	0.0%	8.8	6.1	+44.3%

Total	57.9	90.4	-36.0%	204.6	315.5	-35.2%

*	Unaudited 2001 pro-forma results are provided for comparison purposes only and reflect the Group’s scope of consolidation as of the fourth quarter of 2001 resulting from the merger of Technip and Isis and this merged entity’s majority stake holding (98.23%) in Coflexip.

     Goodwill amortization for the fourth quarter 2002 amounted to EUR (29.8) million, essentially unchanged from EUR (29.6) million for the previous quarter. For the full year of 2002, goodwill amortization totaled EUR (117.8) million. The goodwill asset value as of December 31, 2002 was validated by the usual year-end impairment test.

     The net financial result amounted to EUR (23.3) million for the fourth quarter of 2002 and EUR (50.0) million for the full year. In addition, a non-cash provision for the redemption premium on convertible bonds amounts to EUR 16.9 million.

     As of January 1, 2003, the Group affiliate in Brazil has switched its functional currency from the U.S. dollar to the Real. This measure should help to reduce future potential foreign exchange losses (the associated 2002 loss was EUR 6.2 million).

     Non-operating income (loss) for the fourth quarter of 2002 amounted to EUR (4.4) million and EUR (6.9) million for the full year, excluding any capital gains on the sales of various ex-Coflexip assets during 2002 amounting to EUR 78.8 million. The after-tax amount of these capital gains did not flow through the profit and loss accounts of the Group but was accounted for as a reduction of goodwill.

     The income tax charge for the fourth quarter of 2002 amounted to EUR (11.7) million for a tax rate of 30%. Income tax for full year 2002 totaled EUR (46.3) million for an annual tax rate of 30%.

     Net income amounted to EUR (9.6) million for the fourth quarter of 2002 and EUR (29.4) million for the full year. Adjusted net income used for the purpose of calculating fully diluted EPS amounted to EUR 24.4 million(1) for the fourth quarter of 2002 and EUR 110.9 million(2) for full year 2002.

     Fourth quarter and full year 2002 fully diluted adjusted EPS were EUR 0.86 and EUR 3.91, respectively.

     During the year, the Group cancelled 3.5 million shares, which resulted in a relutive effect of 12% on EPS.

(1)	Net income €(9.6) million + goodwill amortization €29.8 million + non-operating loss €4.4 million + after tax convertible bond financial costs €(0.2) million.

(2)	Net income €(29.4) million + goodwill amortization €117.8 million + non-operating loss €6.9 million + after tax convertible bond financial costs €15.6 million.

4/14

     Full year 2002 net income reconciled to U.S. generally applied accounting principles (GAAP) amounted to EUR 91.1 million (unaudited), compared to EUR 114.8 million at the end of 2001. The main adjustment to reported French GAAP full year 2002 net income of EUR (29.4) million is the non-inclusion of goodwill amortization of EUR (117.8) million.

LIQUIDITY AND DEBT

     During 2002, cash flow from operating activities was EUR 432.8 million and included:

■	Cash from operations of EUR 239.9 million

■	Changes in working capital of EUR 192.9 million.

     Gross proceeds from asset sales of EUR 143.2 million were enough to cover capital expenditures of EUR (126.2) million. Free cash flow of EUR 256.9 million was more than double that of the year earlier amount.

     Total net debt at the end of 2002 amounted to EUR 506 million*, a 22% decrease from EUR 652 million at September 30, 2002. Gearing at the end of 2002 was 25.0% compared to 39.6% as of December 31, 2001.

     Compared to its high of EUR 1,036 million at the end of March 2002, net debt was reduced by 51%.

	Dec 31	Sept 30	June 30	Mar 31	Dec 31
Euro in millions	2002	2002	2002	2002	2001

Marketable Securities	99	98	142	120	150
Cash	642	633	560	516	613

Cash & Cash Equivalents	741	731	702	636	763

Short Term Debt	296	273	472	417	457
Long Term Debt	951	1,110	1,151	1,255	1,182

Gross Debt	1,247	1,383	1,623	1,672	1,639
Net Debt *	506	652	921	1,036	876

*	Does not include the reimbursement premium on the convertible bonds issued in the first quarter of 2002.

     In December 2002, Technip-Coflexip repurchased 165,653 convertible bonds for a total amount of EUR 26.9 million. These bonds were cancelled bringing the total outstanding amount as of December 31, 2002 to EUR 765.3 million. The amount of the associated reimbursement premium liability was accordingly reduced proportionally to EUR 90.4 million as of December 31, 2002.

     Since the beginning of 2003, the Group has repurchased and cancelled another 100,611 bonds. This has reduced the outstanding amount to EUR 748.2 million as February 14, 2003, and the associated reimbursement premium liability is reduced proportionally to EUR 88.4 million.

5/14

     The following section contains forward-looking statements concerning the Group’s operations and results which are subject to risks and uncertainties. These statements should be read in conjunction with the cautionary statement included at the end of this section.

PERSPECTIVES

     The Group has instigated a strategic initiative involving:

■	The relocation of the Paris region staff from four locations to one. This move involves the sale of the current headquarters and the lease of newly-completed office space in Paris-La Défense. Both the sale and the lease have recently been finalized;

■	A vigorous development of synergies and cost savings, specifically in the areas of procurement, information technology and overhead;

■	A second round of non-strategic asset sales;

■	The merger of Technip-Coflexip and Coflexip SA which should reduce costs associated with the Coflexip listing and allow various affiliate and corporate reorganizations;

■	The streamlining of management structure. Shareholders will be asked to amend the by-laws, by replacing the current dual structure (Management Board and Supervisory Board) with a single Board of Directors structure;

     Contemplated assets sales under this plan should:

■	Generate gross proceeds of between EUR 130-150 million through the disposal of non-strategic assets, including the sale of the current headquarters;

■	On a full-year basis, improve the EBITA margin ratio by up to 0.4 points and reduce Group revenues by approximately 4% due to asset sales.

     Based upon the current order backlog and known contract prospects, the Group anticipates that the next three years (2003-2005) should constitute a new era of growth for Technip-Coflexip during which time revenues should experience a compound annual growth rate (CAGR) of approximately 10%, on a comparable basis.

     Due to the time lag between the booking of new orders and the full fledged execution of the contracts, the level of revenues and margins for the first half of 2003 should be similar to what was experienced during the first half in 2002. Revenue and margin growth should begin to pick up in the second half of 2003, and then to accelerate in 2004.

     The business mix is expected to change in the coming years, with most of the growth coming from engineering and construction activities, both offshore and onshore, which carry lower EBITDA margins but are less cyclical and less capital intensive than the subsea activities. As a result, the Group currently anticipates that EBITA margins and return on capital employed should improve significantly during the period 2003-2005.

     Compared to 2002 on a full year basis, the Group expects 2003 group revenues to be up around 5% (on a comparable basis, both in terms of perimeter and currency exchange rates), with onshore/downstream revenues growing at a somewhat faster rate and offshore revenues being flat to slightly up. The main targets are EBITA growing at twice the rate of revenues with pre-goodwill EPS growing three times faster than the revenue growth rate.

6/14

Statements in this document that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements with respect to the financial condition, results of operations, business, competitiveness and strategy of the Technip-Coflexip Group. Such statements are based on a number of assumptions, expectations and forecasts that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including currency fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, the timing of development of energy resources, construction and project risks, armed conflict or political instability in the Persian Gulf or other regions, the strength of competition, interest rate fluctuations, control of costs and expenses, the timing and success of anticipated integration synergies and stability in developing countries. For a further list and description of such risks and uncertainties, see the reports filed by Technip-Coflexip with the Securities and Exchange Commission and the “Commission des Opérations de Bourse.” Technip-Coflexip disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

With a workforce of about 18,000, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

For further information please contact:

Press Relations

Sylvie Hallemans	Tel	+33 (0) 1 47 78 34 85	E-mail: shallemans@technip-coflexip.com
	Fax	+33 (0) 1 47 78 24 33

Investor Relations

G. Christopher Welton	Tel	+33 (0) 1 55 91 88 27	E-mail: cwelton@technip-coflexip.com

David-Alexandre Guez	Tel	+33 (0) 1 47 78 27 85	E-mail: daguez@technip-coflexip.com

Technip-Coflexip’s web-site is accessible at: www.technip-coflexip.com

7/14

CONSOLIDATED STATEMENT OF INCOME

French GAAP

Euro in Millions except EPS	Fourth Quarter*		Full Year

	2002	2001	2002	2001*

				(pro-forma)
Net Sales	1,144.9	1,352.0	4,452.4	4,949.8
Cost of Sales	(1,052.6)	(1,227.5)	(4,104.7)	(4,500.2)
E.B.I.T.D.A.	92.3	124.5	347.6	449.6
Depreciation and Amortization excluding Goodwill	(34.4)	(34.1)	(143.0)	—
E.B.I.T.A.	57.9	90.4	204.6	—
Goodwill Amortization	(29.8)	(29.4)	(117.8)	—
E.B.I.T.	28.1	61.0	86.8	—
Financial Result	(18.9)	(7.6)	(50.0)	—
Provision for Redemption Premium on Convertible Bonds	(4.4)	—	(16.9)	—
Non-Operating Income (Loss)	(4.4)	(1.6)	(6.9)	—
Income Tax	(11.7)	(20.5)	(46.3)	—
Income of Equity Affiliates	(0.9)	(1.0)	—	—
Minority Interests	2.6	(2.2)	3.9	—

Net Income	(9.6)	28.1	(29.4)	—

Net Income for EPS Computation:
Net Income	(9.6)	28.1	(29.4)	—
Non-Operating Income (Loss)	4.4	1.6	6.9	—
Goodwill Amortization	29.8	29.4	117.8	—
Convertible Bond Financial Costs (After Tax)	(0.2)	—	15.6	—

Adjusted Net Income	24.4	59.1	110.9	—

Adjusted EPS	0.86	—	3.91	—

Number of fully diluted shares as of December 31, 2002: 28,385,816

*	Unaudited

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CONSOLIDATED BALANCE SHEET

French GAAP

Euro in Millions	Dec. 31, 2002	Sept. 30, 2002*	June 30, 2002	Dec. 31, 2001

ASSETS
Non-Current Assets	3,518	3,552	3,659	3,807
Contracts in Progress, Inventories & Deferred Bid Costs, net	4,977	5,660	5,499	6,426
Premium for Redemption of Convertible Bonds	74	81	86	—
Receivables & Other Current Assets, net	1,296	1,224	1,149	1,122
Cash & Cash Equivalents	741	731	702	763

TOTAL ASSETS	10,606	11,249	11,095	12,118

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ Equity	2,026	2,020	2,084	2,214
Minority Interests	16	32	20	21
Financial Debt	1,247	1,383	1,623	1,640
Premium for Redemption of Convertible Bonds	90	93	93	—
Progress Payments on Contracts	5,420	6,020	5,533	6,472
Accrued Liabilities	329	337	309	338
Other Liabilities	1,478	1,363	1,433	1,433

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	10,606	11,249	11,095	12,118

*	Unaudited

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CONSOLIDATED STATEMENT OF CASH FLOWS
FULL YEAR 2002

Euro in Millions

Net Income	(29.4)
Depreciation of Property, Plants & Equipment	133.0
Goodwill Amortization	117.8
Provision for Redemption Premium on Convertible Bonds	16.9
Net Loss (Gain) on the Disposal of Fixed Assets	(10.7)
Deferred Income Tax	16.2
Minority Interests	(3.9)

	239.9

Change in Working Capital	192.9
Net Cash Provided by (Used in) Operating Activities		432.8

Capital Expenditures	(126.2)
Disposal of Assets	143.2
Other	1.7

Net Cash Provided by (Used in) Investment Activities		18.7
Increase (Decrease) in Short Term Debt	85.3
Increase (Decrease) in Long Term Debt	(405.0)
Rights Issue	12.4
Dividends Paid	(79.8)
Share Buy-back	(49.0)

Net Cash Provided by (Used in) Financing Activities		(436.1)

Foreign Exchange Translation Adjustment		(37.7)

Net Increase (Decrease) in Cash and Cash Equivalents		(22.3)

Cash and Cash Equivalents as of January 1, 2002		(763.4)
Cash and Cash Equivalents as of December 31, 2002		741.1

		(22.3)

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ANNEX I

Changes in Shareholders Equity — Fourth Quarter 2002

Euro in Millions

Shareholders’ Equity as of September 30, 2002	2,020.5
Net Income of the fourth quarter	(9.6)
Other	15.4
Shareholders’ Equity as of December 31, 2002	2,026.3

Changes in Shares Outstanding Since January 1, 2002

Shares outstanding as of December 31, 2001	26,713,448
Share Issuances	170,509
Cancellation of treasury shares (acquired following merger with ISIS)	(1,847,376)
Cancellation of treasury shares (exchanged CGG shares)	(511,253)
Cancellation of treasury shares	(1,117,324)
Shares outstanding as of December 31, 2002	23,408,004
Stock options (subscription options)	475,818
Convertible bonds	4,501,994
Fully diluted shares for EPS computation	28,385,816

11/14

ANNEX II

(Euro in millions except per share data)

Key Figures

	2002

(Quarterly data unaudited)	4th Quarter	Full Year

Revenues	1,144.9	4,452.3
Free Cash Flow(1)	(5.1)	256.9
EBITDA	92.3	347.6
EBITA	57.9	204.6
Net Debt	506
Order Intake	1,115	5,553
Backlog	5,776
Net Income	(9.6)	(29.4)
Adjusted Net Income(2)	24.4	110.9
Adjusted EPS (fully diluted)(3)	0.86	3.91
Adjusted E/ADS (fully diluted)(3)(4)	0.21	0.93

Revenues by Region

	2002

(Unaudited)	Fourth Quarter	Full Year

Europe, Russia, Central Asia	274	1,197
Africa, Middle-East	440	1,482
Asia Pacific	112	445
Americas	319	1,328

Total	1,145	4,452

EBITDA by Region

	2002

(Unaudited)	Fourth Quarter	Full Year

Europe, Russia, Central Asia	39	148
Africa, Middle-East	35	103
Asia Pacific	9	22
Americas	9	74

Total	92	348

(1)	Excluding working capital variation.

(2)	Adjusted net income is equal to net income less goodwill amortization, non-operating loss and after-tax convertible bond financial costs.

(3)	EPS and E/ADS are calculated using adjusted net income as described in Footnote 2 above. Fully diluted shares of 28,385,816 shares for the fourth quarter and full year 2002 are calculated assuming full conversion of convertible bonds.

(4)	E/ADS is in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.0485 as of December 31, 2002. One ADS is equal to one-fourth of an ordinary share.

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ANNEX III

Backlog
(unaudited)

(Euro in millions)

By Business Segment

	As of	As of	Percent
	December 31, 2002	December 31, 2001	Change

Offshore	1,761	2,138	-17.6%
Onshore/Downstream	3,625	2,498	+45.1%
Industries	390	290	+34.5%

Total	5,776	4,926	+17.3%

By Region

	2002

	As of Dec. 31	As of Sept. 30

Europe, Russia, Central Asia	833	703
Africa, Middle-East	3,038	3,232
Asia Pacific	511	685
Americas	1,394	1,443

Total	5,776	6,063

Scheduling of Backlog as of December 31, 2002

	Offshore	Onshore/Downstream	Industries	Total

For 2003	1,417	1,589	238	3,244
For 2004 and Beyond	343	2,036	153	2,532

Total	1,761	3,625	390	5,776

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CONFERENCE CALLS:

Daniel Valot, Chairman of the Management Board of Technip-Coflexip, will comment on the results and will field questions at the following two events on Friday, February 21, 2003. Copies of his presentation for these conference calls will be posted on the company web site in the “Publications” section by 8:00 am February 21, 2003, and can be down loaded.

•	An English language conference call will be at 10:30 a.m. Paris time, 9:30 a.m. UK time:

To participate in the conference call, please dial +33 (0) 1 56 38 35 35 (France) or +44 (0) 208 515 2304 (UK) ten to fifteen minutes prior to the scheduled start time.

Please be sure that you call from a touch tone phone to be able to connect to the call and participate in the question and answer session. You will be asked for the name of the conference “Technip-Coflexip” and the name of the Chairman of the Management Board “Mr. Valot”.

A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay please dial +33 (0) 1 40 50 20 20 (France) and use the confirmation code 8408# or +44 (0) 208 797 2499 (UK) and use the confirmation code 859815#.

•	An additional English language conference call will be held at 3:00 p.m. Paris time, 9:00 a.m. Eastern US time and 8:00 a.m. Central US time.

To participate in this additional conference call, please dial +1 (719) 457-2605 (United States) or
+44 (0) 207 984 7582 (UK) or +33 (0) 1 70 70 81 98 (France) five to ten minutes prior to the scheduled start time.

A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay please dial
+1 (719) 457-0820 (United States) or +44 (0) 207 984 7578 (UK) or +33 (0) 1 70 70 82 10 (France) and use the confirmation code 794722.

Both calls will be broadcast live on the Group Website (www.technip-coflexip.com) and replays will be available for 7 days under the “Publications” section.

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